Exhibit 99.1
Suntech Reports Second Quarter 2010 Financial Results
San Francisco and Wuxi, China, August 18, 2010 — Suntech Power Holdings Co., Ltd. (NYSE: STP), the world’s largest manufacturer of crystalline silicon solar panels, today announced financial results for its second fiscal quarter ended June 30, 2010.
Second Quarter 2010 Highlights
•	Total net revenues were $625.1 million in the second quarter of 2010, representing 6.3% growth sequentially and 94.8% year-over-year

•	Total PV shipments increased 11.9% sequentially and 181.7% year-over-year

•	Gross profit margin for the core wafer to module business was 20.4% in the second quarter of 2010

•	Consolidated gross profit margin was 18.2% in the second quarter of 2010

•	GAAP net loss attributable to holders of ordinary shares was $174.9 million, or $0.97 per American Depositary Share (ADS). Each ADS represents one ordinary share. The non-cash impairment charges and provisions related to thin film and Shunda had a negative impact of $1.00 per diluted ADS

•	Achieved 1.4GW of PV cell and module production capacity at the end of the second quarter of 2010. Suntech announced new capacity expansion to reach 1.8GW of PV cell and module production capacity by the end of 2010

•	Increased 2010 annual shipment target from 1.3GW to 1.5GW, which represents over 113% year-over-year shipment growth
“The second quarter was another period of robust multi-market demand,” said Dr. Zhengrong Shi, Suntech’s Chairman and CEO. “Strong operational execution ensured that we achieved our 1.4GW capacity target, which drove higher than expected shipment and net revenue growth.”
“We delivered greater shipments to valued customers across Germany and other European markets including Italy, France, Benelux and the Czech Republic. Our investments into our North American expansion continued to bear fruit as we broadened market share and prepared for US-based manufacturing that will commence in the fourth quarter. We also secured supply agreements to several large, high profile projects in emerging markets including Thailand, India and Israel where our globally respected brand, reliable product performance and deep sales channels have provided a solid foundation to form new partnerships.”

“Despite successful sales expansion and strong execution during the second quarter, our financial results bear the significant impact of our Shanghai facility restructuring and Shunda Holdings investment impairments. These were necessary adjustments to make, and they have no impact on our core manufacturing operations. Now that they are behind us, we are in a better position to address the growth we are expecting in our core business,” Dr. Shi continued.
“With an outlook of ongoing growth in solar demand, we have decided to accelerate the next phase of capacity expansion and now target to achieve 1.8GW of cell and module capacity by the end of 2010. This will enable us to increase our 2010 shipment target from 1.3GW to 1.5GW to help support our growing global portfolio of Suntech customers and drive market share expansion.”
Recent Business Highlights
Markets
•	Suntech opened a representative office in Montbonnot, near Grenoble in France, to better serve its local partners throughout the region’s growing solar industry. Since Suntech established its presence in France in 2008, the French solar market has become one of Suntech’s top three markets in Europe.

•	Suntech expanded its North American dealer network to nearly 400 in the second quarter. This growing number of dealers appreciate Suntech’s leading combination of performance, price and reliability that is backed by one of the best track records in the industry.

•	Suntech was selected to supply 34.5MW of solar panels for the first phase of the largest solar power plant in Thailand and Southeast Asia. Owned and operated by Bangchak Petroleum Public Co., Ltd., and integrated by Solartron Public Co. Ltd., the solar plant will be 44MW once completed.

•	Suntech signed agreements to supply Azure Power, India’s leading independent solar power producer, with several megawatts of industry-leading solar panels to develop utility-scale solar projects across several states in India in 2010 and 2011.
Technology
•	Suntech recently increased production of its cutting-edge Pluto modules to 6MW per month. The superior conversion efficiency of Pluto products increases power output relative to conventional screen-printed modules, improves space utilization and reduces installation and other balance of system costs.
Capacity
•	With booming demand for Suntech solar products, Suntech intends to expand capacity from 1.4GW to 1.8GW by the end of 2010.

•	Suntech recently announced plans to restructure operations at its Shanghai facility to focus on the manufacture of crystalline silicon PV cells. As part of the restructuring, Suntech ceased the trial production of amorphous silicon thin film solar panels in the second quarter.
Second Quarter 2010 Results
Total net revenues for the second quarter of 2010 were $625.1 million, an increase of 6.3% from $588.0 million in the first quarter of 2010 and an increase of 94.8% from $321.0 million in the second quarter of 2009.
For the second quarter of 2010, consolidated gross profit was $113.9 million and gross margin was 18.2% compared to consolidated gross profit of $114.5 million and gross margin of 19.5% in the first quarter of 2010. The sequential gross margin change was primarily due to a lower average sales price as a result of the depreciation of the Euro versus the U.S. Dollar.
Operating expenses for the second quarter of 2010 were $132.9 million compared to $51.0 million in the first quarter of 2010. The increase in operating expenses was primarily due to the non-cash impairment of thin film equipment of $54.6 million, as Suntech ceased the trial production of thin film, and the special prepayment provision of $25.0 million to account for credit risks associated with the delivery of silicon wafers from Shunda Holdings Co., Ltd. Due to debt obligations, Shunda is currently undergoing significant reorganization.
Loss from operations was $19.1 million for the second quarter of 2010 compared to income from operations of $63.5 million in the first quarter of 2010. The decline in income from operations was primarily due to the impairment of thin film equipment and the provision for prepayments to Shunda.
Net interest expense was $22.7 million in the second quarter of 2010 compared to net interest expense of $22.6 million in the first quarter of 2010. Net interest expense in the second quarter of 2010 included $8.8 million in non-cash expenses of which $7.5 million was related to our outstanding convertible senior notes. This compares to $8.6 million in non-cash net interest expense in the first quarter of 2010.
Foreign currency exchange loss was $61.4 million in the second quarter of 2010 compared to $24.5 million in the first quarter of 2010. The foreign currency loss in the second quarter was primarily related to the significant depreciation of the Euro versus the US Dollar.
Net other income was $24.1 million in the second quarter of 2010, compared with a net other income of $2.8 million in the first quarter of 2010. The net other income in the second quarter of 2010 was mainly due to gains from hedging activities. Foreign exchange loss net of hedging gains was approximately $37.3 million in the second quarter of 2010. Suntech targets to maintain at least 70% hedging coverage of Euro exposure in future quarters to minimize the impact of fluctuations in the Euro to US Dollar exchange rate.
Equity in loss of affiliates was $100.6 million in the second quarter of 2010 compared to equity in earnings of affiliates of $4.6 million in the first quarter of 2010. The equity in loss of affiliates in the second quarter was primarily related to an impairment of equity investments in Shunda Holdings of $101.1 million.
Net loss attributable to holders of ordinary shares was $174.9 million, or $0.97 per diluted ADS for the second quarter of 2010, compared to net income of $20.7 million, or $0.11 per diluted ADS, for the first quarter of 2010. The non-cash impairment charges and provisions related to thin film and Shunda had a negative impact of $1.00 per diluted ADS in the second quarter of 2010.
In the second quarter of 2010, the other major non-cash related expenses were share-based compensation charges of $6.0 million; non-cash interest expenses of $8.8 million, as mentioned above; and depreciation and amortization expenses of $20.5 million.
In the second quarter of 2010, capital expenditures, which were primarily for the addition of new production equipment, totaled $92.6 million.
Cash and cash equivalents totaled $765.6 million as of June 30, 2010, compared with $677.2 million as of March 31, 2010. The increase in cash and cash equivalents was mostly due to a reduction in restricted cash as a result of the release of funds used to guarantee credit lines.
Accounts receivable totaled $405.0 million as of June 30, 2010, compared with $467.7 million as of March 31, 2010. Days sales outstanding were 58 days in the second quarter of 2010, compared to 72 days in the first quarter of 2010. The quarterly improvement in accounts receivable and DSOs was primarily due to better collection efforts and working capital management in the second quarter of 2010.
Accounts receivable due from investee companies of GSF was $94.2 million as of June 30, 2010, compared with $104.0 million as of March 31, 2010. The sequential decrease in the related accounts receivable was due to the depreciation of the Euro versus the USD. In the third quarter of 2010, Suntech has collected €27.7 million from GSF investee companies. A portion of this is to partially settle outstanding accounts receivable as of June 30, 2010, and the remainder is for recent shipments to GSF investee companies.
Inventory totaled $381.5 million as of June 30, 2010, compared with $314.1 million as of March 31, 2010. The increase in inventory was in line with production growth in the second quarter and anticipated sales growth in the second half of 2010.

Business Outlook
In the third quarter of 2010, Suntech expects shipments to increase by 15% to 20% sequentially. Consolidated gross margin in the third quarter of 2010 is expected to be in the mid to high teens, which is based on an assumed exchange rate of 1.29USD to the Euro.
Due to continuing strong demand, Suntech has increased its 2010 shipment target from 1.3GW to 1.5GW, which is more than double total shipments for 2009. Suntech targets to achieve 1.8GW PV cell production capacity by the end of 2010. Due to the capacity expansion, Suntech expects capital expenditures of approximately $300 to $350 million in 2010, compared to $200 million previously. Suntech intends to fund the additional capital expenditures with cash on hand, operating cash flow, and existing credit lines.
Senior Management Promotions
Suntech recently announced it has enhanced its global management team through the promotion of six senior-level executives:
•	David Hogg, head of Suntech Europe, was appointed chief operating officer of Suntech;

•	Andrew Beebe, vice president of global product strategy was named chief commercial officer of Suntech in charge of global sales;

•	Hongkuan Jiang, vice president of human resources has been appointed chief human resources officer;

•	Steven Chan, president, global sales and marketing and chief strategy officer has assumed the role of president of Suntech America;

•	Jerry Stokes, vice president of business development and strategy, has been appointed president of Suntech Europe; and

•	James Hu, vice president of APMEA (Asia Pacific, Middle East and Africa), has been appointed president of APMEA.
In their new roles, this team will be tasked with improving operational efficiency, advancing Suntech’s industry-leading customer service, and implementing Suntech’s long-term growth and development strategies.
Second Quarter 2010 Conference Call Information
Suntech management will host a conference call today, Wednesday, August 18, 2010, at 8:00a.m. U.S. Eastern Time (which corresponds to 8:00p.m. Beijing/Hong Kong time and 12:00p.m. Greenwich Mean Time on August 18, 2010) to discuss the company’s results.
Dial-in details for the earnings conference call are as follows:

US Toll Free:	+1-866-804-6927
US Toll/International:	+1-857-350-1673
UK:	+44-207-365-8426

Hong Kong:	+852-3002-1672
Passcode:	Suntech
A live and archived webcast of the conference call will be available on Suntech’s website at http://www.suntech-power.com under About: Investors: Financial Events.
A telephonic replay of the conference call will be available until August 28, 2010 by dialing:

US Toll Free:	+1-888-286-8010
US Toll/International:	+1-617-801-6888
Passcode:	29125692
About Suntech
Suntech Power Holdings Co., Ltd. (NYSE:STP — News) produces industry-leading solar products for residential, commercial, industrial, and utility applications. With regional headquarters in China, Switzerland, and the United States, and gigawatt-scale manufacturing worldwide, Suntech has delivered more than 10,000,000 photovoltaic panels to over a thousand customers in more than 80 countries. Suntech’s pioneering R&D creates customer-centric innovations that are driving solar to grid parity against fossil fuels. Our mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.
For more information about Suntech’s people and products visit http://www.suntech-power.com
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements, and includes the ability to increase PV cell production capacity to 1.8GW by the end of 2010; expected Q3 2010 shipments and gross margin; full year 2010 shipment expectations; and 2010 capacity and capital expenditures. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
For further information, please contact:
In China:
Rory Macpherson
Investor Relations Director

Tel: +86-21-6288-5574
Email: rory@suntech-power.com
In the United States:
Kristen McNally
Executive Vice President
The Piacente Group, Inc.
Tel: +1-212-481-2050
Email: suntech@tpg-ir.com

Note: The quarterly consolidated income statements are unaudited. The condensed consolidated balance sheets are derived from Suntech’s unaudited consolidated financial statements.
SUNTECH POWER HOLDINGS CO., LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
(In $’000)

	As of	As of
	June 30,	March 31,
	2010	2010
ASSETS
Current assets:
Cash and cash equivalents	765,599	677,159
Restricted cash	82,209	162,762
Inventories	381,548	314,119
Accounts receivable	404,968	467,677
—Investee companies of GSF	94,167	103,970
—from others	310,801	363,707
Value-added tax recoverable	50,924	58,948
Advances to suppliers	68,361	50,195
Other current assets	275,032	268,391

Total current assets	2,028,641	1,999,251

Property, plant and equipment, net	846,724	816,558
Intangible assets, net	171,836	162,692
Goodwill	85,329	84,209
Investments in affiliates	234,281	330,958
Long-term prepayments	184,623	187,399
Long-term loan to suppliers	54,195	54,340
Amount due from related parties	163,481	180,515
Other non-current assets	105,433	107,378

TOTAL ASSETS	3,874,543	3,923,300

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term bank borrowings	939,154	835,541
Accounts payable	366,102	384,316
Convertible notes-current	4,179	4,218
Other current liabilities	229,487	213,263

Total current liabilities	1,538,922	1,437,338

Long-term bank borrowings	142,727	132,425
Convertible notes-non-current	531,755	524,242
Accrued warranty costs	65,091	60,116
Other long-term liabilities	124,215	138,724

Total liabilities	2,402,710	2,292,845

Total Suntech Power Holding Co. Ltd. Equity	1,457,328	1,616,677
Noncontrolling interest	14,505	13,778
Total equity	1,471,833	1,630,455

TOTAL LIABILITIES AND EQUITY	3,874,543	3,923,300

SUNTECH POWER HOLDINGS CO., LTD.
CONSOLIDATED INCOME STATEMENT
(In $’000, except share, per share, and per ADS data)

	Three months	Three months	Three months
	ended	ended	ended
	June 30,	March 31	June 30,
	2009	2010	2010

Total net revenues	320,959	588,034	625,142
— Investee companies of GSF	15,298	—	—
— Others	305,661	588,034	625,142
Total cost of revenues	261,263	473,491	511,282

Gross profit	59,696	114,543	113,860

Selling expenses	11,501	19,984	17,440
General and administrative expenses	22,808	21,477	27,047
Research and development expenses	4,322	9,561	8,842
Provision for prepayment to affiliates			25,000
Impairment of long-lived assets	—	—	54,616

Total operating expenses	38,631	51,022	132,945

Income (loss) from operations	21,065	63,521	-19,085

Interest expense	-25,884	-23,436	-23,873
Interest income	1,577	851	1,220
Foreign exchange gain (loss)	17,530	-24,542	-61,435
Other (expense) income, net	-2,544	2,776	24,076

Income (loss) before income taxes	11,742	19,170	-79,097
Tax provision (expense), net	168	-3,150	5,164

Net income (loss) after taxes before noncontrolling interest and equity in (loss) earnings of affiliates	11,910	16,020	-73,933
Added Equity in (loss) earnings of affiliates, net of taxes	-2,293	4,622	-100,610

Net income (loss)	9,617	20,642	-174,543

Net income (loss) attributable to the noncontrolling interest	357	63	-318

Net income (loss) attributable to ordinary shareholders of Suntech Power Holdings Co., Ltd.	9,974	20,705	-174,861

Net income per share and per ADS:

— Basic	0.06	0.12	-0.97
— Diluted	0.06	0.11	-0.97

Shares and ADSs used in computation:

— Basic	164,483,191	179,298,622	179,598,187
— Diluted	172,611,156	182,268,491	179,598,187
Each ADS represents one ordinary share